Exhibit 99.1

Automatic Securities Disposition Plan Established by Canada Goose Chief Executive Officer

TORONTO, ON (May 27, 2026) – Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced that its Chief Executive Officer and Chair of the board of directors, Dani Reiss, established an automatic securities disposition plan (ASDP) in accordance with applicable United States and Canadian securities legislation and the Company’s internal policies.

The ASDP permits trades to be made in accordance with pre-arranged instructions given when Mr. Reiss was not in possession of any material undisclosed information. The ASDP will be effective on the later of (i) 90 days following the date hereof, and (ii) the second trading day following the date on which the Company has filed its interim financial statements for the quarter ending June 28, 2026. Sales of the subordinate voting shares under the ASDP may only commence as of such effective date.

Up to 350,000 subordinate voting shares, representing approximately 0.36% of the issued and outstanding subordinate voting and multiple voting shares of the Company, may be sold under the ASDP implemented by Mr. Reiss. The ASDP is designed to allow for an orderly disposition of the subordinate voting shares, including those to be issued upon the exercise or settlement of equity-based compensation arrangements, at prevailing market prices over the course of the 12 month period that sales under the ASDP are expected to take place. The ASDP will not provide for any conversion or sale of multiple voting shares of the Company owned by Mr. Reiss.

Mr. Reiss has provided pre-arranged instructions in writing to the independent agent administering the ASDP, including the number of securities to be sold and setting out minimum trade prices. Sales, if any, will occur under the ASDP subject to such pre-arranged instructions. The ASDP prohibits the agent administering the ASDP from consulting with Mr. Reiss regarding any sales under the ASDP and prohibits Mr. Reiss from disclosing to the agent any information concerning the Company that might influence the execution of the ASDP. The ASDP has been authorized and established in the form approved by the Company, and contains meaningful restrictions on the ability of Mr. Reiss to amend, suspend or terminate the ASDP.

The Ontario Securities Commission issued a decision document dated May 13, 2026 exempting Mr. Reiss from the prospectus requirement under Canadian securities legislation with respect to sales of subordinate voting shares under the ASDP. In accordance with the conditions set forth in such decision document, Mr. Reiss will file on the date hereof a Form 45-102F1 (Notice of Intention to Distribute Securities under Section 2.8 of National Instrument 45-102 Resale of Securities) on SEDAR+.

This announcement is made and will be available on SEDAR+ at www.sedarplus.ca pursuant to the recommended practices set forth in Staff Notice 55-317 Automatic Securities Disposition Plans of the Canadian Securities Administrators. Information regarding the ASDP and transactions thereunder, as the case may be, may be accessed on SEDI at www.sedi.ca.

About Canada Goose Holdings Inc.

Canada Goose is dedicated to empowering discovery and pushing boundaries in design, functionality, and style. Inspired by our Canadian heritage, we craft high-performance outerwear, apparel, footwear, and accessories that elevate craftsmanship and embrace individuality. Rooted in resilience and driven by a pioneering spirit, we embolden explorers to thrive in all environments while preserving the planet they roam. For more information, visit www.canadagoose.com.

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